SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
                             _____________



                SCHEDULE 13G
                (Rule 13d-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                (AMENDMENT NO. 1)*

        The Chefs' Warehouse, Inc.
        (Name of Issuer)

        Common Stock
        (Title of Class of Securities)

        163086101
        (CUSIP Number)

        December 31, 2015
        (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        [ x ]   Rule 13d-1(b)
        [   ]   Rule 13d-1(c)
        [   ]   Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.     163086101
              ---------

---------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     Arlington Value Capital, LLC
---------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [   ]
(b) [   ]
---------------------------------------------------------------------------
(3) SEC USE ONLY
---------------------------------------------------------------------------
(4) CITIZENSHIP OR PLACE OF ORGANIZATION USA
---------------------------------------------------------------------------
NUMBER OF         (5) SOLE VOTING POWER 553,929
SHARES            ---------------------------------------------------------
BENEFICIALLY      (6) SHARED VOTING POWER 112,225
OWNED BY          ---------------------------------------------------------
EACH              (7) SOLE DISPOSITIVE POWER 666,154
REPORTING         ---------------------------------------------------------
PERSON WITH       (8) SHARED DISPOSITIVE POWER 0
---------------------------------------------------------------------------
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    666,154
---------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
     [   ]
---------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.53%
---------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON
     IA
---------------------------------------------------------------------------

Item 1.
    (a) Name of Issuer:
        The Chefs' Warehouse, Inc.

    (b) Address of Issuer's Principal Executive Offices:
        100 East Ridge Road, Ridgefield, CT 06877

Item 2.
    (a) Name of Person Filing:
        Arlington Value Capital, LLC

    (b) Address of Principal Business Office or, if None, Residence:
        222 S. Main Street, Suite 1750, Salt Lake City UT 84101

    (c) Citizenship: USA

    (d) Title of Class of Securities: Common Stock

    (e) CUSIP Number: 163086101

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

    (a) [   ] Broker or dealer registered under Section 15 of the
                Exchange Act.

    (b) [   ] Bank as defined in Section 3(a)(6) of the Exchange Act.


    (c) [   ] Insurance company as defined in Section 3(a)(19) of the
                Exchange Act.
    (d) [   ] Investment company registered under Section 8 of the
                Investment Company Act.
    (e) [ x ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
    (f) [   ] An employee benefit plan or endowment fund in accordance with
                Rule 13d-1(b)(1)(ii)(F);
    (g) [   ] A parent holding company or control person in accordance with
                Rule 13d-1(b)(1)(ii)(G);
    (h) [   ] A savings association as defined in Section 3(b) of the
                Federal Deposit Insurance Act;
    (i) [   ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the
                Investment Company Act;
    (j) [   ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.         Ownership.

    (a) Amount beneficially owned: 666,154
    (b) Percent of class: 2.53%
    (c) Number of shares as to which the person has:
        (i) Sole power to vote or to direct the vote: 553,929
        (ii) Shared power to vote or to direct the vote: 112,225
        (iii) Sole power to dispose or to direct the disposition of:
                666,154
        (iv) Shared power to dispose or to direct the disposition of:
	        0

Item 5. Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ x ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Clients of
            Arlington Value Capital, LLC
        have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common stock reported as beneficially owned by
            Arlington Value Capital, LLC
        No client beneficially owns more than 5% of the issuer's common stock.



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

        Not applicable

Item 8. Identification and Classification of Members of the Group.
        Not applicable

Item 9. Notice of Dissolution of Group.
        Not applicable

Item 10. Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        Filer
                Arlington Value Capital, LLC

        By:
                /s/ Ben Raybould

        Name:
                Ben Raybould

        Title:
                Manager

        Date:
                February 9, 2016